Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction in compliance with such applicable laws. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock and Class B Common Stock

of

SPORT CHALET, INC.

at

$1.20 NET PER SHARE

Pursuant to the Offer to Purchase dated July 3, 2014

by

EVEREST MERGER SUB, INC.

a wholly-owned subsidiary of

VESTIS RETAIL GROUP, LLC

Everest Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vestis Retail Group, LLC, a Delaware limited liability company (“Vestis”), is offering to purchase all of the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.01 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Shares”) of Sport Chalet, Inc., a Delaware corporation (“Sport Chalet”) that are outstanding at a price of $1.20 per Share (as such price per Share may be adjusted or reduced pursuant to the Merger Agreement, the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal, which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” Purchaser or Vestis will pay all charges and expenses of Computershare Trust Everest, N.A. (the “Depositary”) and Georgeson Inc. (the “Information Agent”) in connection with the Offer. Following the Offer, Purchaser intends to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF AUGUST 1, 2014, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”)

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 30, 2014 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Sport Chalet, Vestis and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement and in accordance with relevant provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Sport Chalet (the “Merger”). As a result of the Merger, Sport Chalet will continue as the surviving corporation of the Merger and as a wholly-owned subsidiary of Vestis. At the effective time of the Merger (the “Effective Time”), (i) each Share that is held by Vestis, Purchaser or Sport Chalet (as treasury stock or otherwise) or any of their respective direct or indirect subsidiaries or affiliates will be automatically cancelled and will cease to exist and (ii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled as described in clause (i) above or Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes.

As a result of the Merger, the Shares will cease to be publicly traded and Sport Chalet will become a wholly-owned subsidiary of Vestis. The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER PRICE IS SUBJECT TO REDUCTION AS DESCRIBED BELOW

In the event that, prior to 12:00 midnight, New York City time, at the end of August 1, 2014 (the “Initial Expiration Date”), the number of Shares tendered into the Offer (together with Shares to be acquired by Vestis or Purchaser pursuant to the Stock Purchase Agreement and the Shares issuable pursuant to the Top-Up Option), does not result in Vestis and Purchaser collectively owning shares equal to or in excess of 90% of each of the Class A Common Stock and the Class B Common Stock on a fully diluted basis (as calculated pursuant to the Merger Agreement), the Offer Price will be reduced to $1.04 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. Note that Shares tendered pursuant to guaranteed delivery procedures but that have not been delivered in settlement of such guarantee will be excluded from the calculations to determine whether the required 90% thresholds have been met in order to avoid a reduction in the Offer Price. Purchaser will announce such a price reduction by 9:00 a.m., New York City time, on the business day following the Initial Expiration Date and extend the Offer for 10 business days from such announcement date. If the Offer is extended pursuant to the foregoing, you may withdraw any previously tendered Shares by following the procedures described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date that number of Shares that when added (without duplication of shares) to the Shares then beneficially owned by Vestis and its subsidiaries as of immediately prior to the Expiration Date (and after the consummation of the transactions contemplated by the Stock Purchase Agreement (defined below)), represent at least a majority in voting power of (without duplication of shares) (x) the outstanding Shares as of immediately prior to the Expiration Date (and after the consummation of the transactions contemplated by the Stock Purchase Agreement), plus (y) the aggregate number of Shares issuable (but not yet issued) to holders of stock options from which Sport Chalet or its representatives have received notices of exercise prior to the Expiration Date (the foregoing clause (i), the “Minimum Condition”), (ii) the Stock Purchase Agreement, dated June 30, 2014, by and among Vestis, Merger Sub and The Olberz Family Trust dated 05/06/1997, Eric S. Olberz and Irene M. Olberz (the “Stock Purchase Agreement”) being valid and in full force and effect, (iii) the Merger Agreement not being terminated in accordance with its terms and (iv) the absence of a Triggering Event (as defined in the Offer to Purchase). The Offer is also subject to other customary conditions, as set forth in the Offer to Purchase.

THE BOARD OF DIRECTORS OF SPORT CHALET (THE “SPORT CHALET BOARD”) UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

After careful consideration, the Sport Chalet Board has unanimously (1) approved, and declared advisable, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (2) determined that the Merger Agreement and such transactions are advisable, and in the best interests of, its stockholders and (3) resolved to recommend that Sport Chalet’s stockholders accept the Offer and tender their Shares into the Offer, and, to the extent required by applicable law, adopt the Merger Agreement.

The Offer to Purchase, the Letter of Transmittal and Sport Chalet’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Sport Chalet Board and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

Sport Chalet has granted to Purchaser an irrevocable option (the “Top-Up Option”), which Purchaser may exercise following Purchaser’s acceptance for payment of all Shares validly tendered and not validly withdrawn prior to the Expiration Date, to purchase from Sport Chalet that number of newly-issued shares of Class A Common Stock (the “Class A Top-Up Shares”) and Class B Common Stock (the “Class B Top-Up Shares”, and together with the Class A Top-Up Shares, the “Top-Up Shares”) equal to, (x) in the case of the Class A Top-Up Shares, the lowest number of shares of Class A Common Stock that, when added to the number of shares of Class A Common Stock held by Vestis and Purchaser at the time of such exercise, shall be equal to or in excess of 90% of the fully diluted Class A Common Shares (assuming the issuance of the Class A Top-Up Shares); and (y) in the case of the Class B Top-Up Shares, the lowest number of shares of Class B Common Stock that, when added to the number of shares of Class B Common Stock held by Vestis and Purchaser at the time of such exercise, shall be equal to or in excess of 90% of the fully diluted Class B Common Shares (assuming the issuance of the Class B Top-Up Shares), and in each case, taking into consideration Shares validly tendered into the Offer and those purchased pursuant to the Stock Purchase Agreement. In the event the Minimum Condition is satisfied and exercise of the Top-Up Option would result in Vestis and Purchaser collectively owning at least 90% of the Class A Common Stock and 90% of the Class B Common Stock then outstanding, then Purchaser is obligated to exercise the Top-Up Option and must do so within 24 hours after the Acceptance Time (as defined in the Offer to Purchase). However, in no event will the Top-Up Option be exercised (x) for a number of shares of Class A Common Stock or Class B Common Stock in excess of the number of authorized but unissued and unreserved shares of Class A Common Stock or Class B Common Stockholder or (y) if any other provision or applicable law prohibits the exercise of the Top-Up Option. The Top-Up Option is intended to expedite the timing of the consummation of the Merger (after consummation of the Offer, at which time Sport Chalet would be a majority-owned subsidiary of Vestis, which would have the requisite voting power to cause stockholder adoption of the Merger Agreement, even without exercise of the Top-Up Option) by permitting the Merger to occur pursuant to Delaware’s “short-form” merger statute, Section 253 of the DGCL, without any vote or written consent of Sport Chalet’s stockholders. Top-Up Shares, if any, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and will be issued in reliance on an exemption for transactions not involving a public offering pursuant to Rule 501 of Regulation D under the Securities Act.

Purchaser or Vestis may waive, in whole or in part, any condition to the Offer other than the Minimum Condition from time to time in their sole discretion, provided that neither may reduce the number of Shares subject to the Offer, reduce the offer price except if a Price Reduction Trigger (as defined in the Offer to Purchase) occurs, change the Minimum Condition, add conditions to the Offer or amend or modify any of the other conditions in the Offer in a manner adverse in any material respect to any Sport Chalet stockholders, extend the Expiration Date, change the form of consideration of the Offer, or otherwise modify any of the terms of the Offer in a manner adverse in any material respect to any Sport Chalet stockholders, in each case unless otherwise provided in the Merger Agreement or previously approved by Sport Chalet in writing. Pursuant to the Merger Agreement, Purchaser is required to extend the offer if (i) a Price Reduction Trigger occurs, for 10 business days from the date on which Purchaser first publicly announces such occurrence or (ii) for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer. Purchaser may, in its discretion, extend the Offer for no more than two consecutive increments of not more than 10 business days each, if at any otherwise scheduled Expiration Date any of the conditions to Vestis’ and Purchaser’s obligation to purchase Shares are not satisfied or waived.

If, following the acceptance for payment of all Shares validly tendered and not validly withdrawn prior to the Expiration Date, Purchaser has not acquired at least 90% of the then-outstanding Shares on a fully diluted basis, Purchaser may elect to provide a subsequent offering period in accordance with Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) of neither less than three business days nor, without the consent of Sport Chalet, more than 3 business days, during which time stockholders whose Shares have not been tendered during the initial offering period may tender, but not withdraw, their Shares and receive the Offer Price.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date. Any election to provide a subsequent offering period will be followed by a public announcement of such election no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as set forth in the Offer to Purchase), Purchaser will accept for payment and will promptly (and in any event within three business days) thereafter pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date pursuant to the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of: (i) certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (as described in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be proper and effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer (as set forth in the Offer to Purchase), any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in the Offer to Purchase.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion.

Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Sport Chalet has provided Purchaser with Sport Chalet’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal

will be mailed to record holders of Shares whose names appear on Sport Chalet’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder (as defined in the Offer to Purchase) will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) and the amount of cash received therefor. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax, legal and financial advisors about the particular tax, legal and financial consequences to such holder of tendering Shares into the Offer, exchanging Shares in the Merger or exercising appraisal rights.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Georgeson Inc., the information agent for the Offer, may be contacted at the address and telephone numbers set forth below for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials. Such copies will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.”

Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Call Toll Free: (866) 856-6388

July 3, 2014

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